

INVEST IN **ALLSIDES**

AllSides provides balanced news, bias ratings, diverse perspectives, and real conversation

allsides.com   Denver, CO

Technology   PBC & B Corp   B2B   AI   Media

Highlights

1 — Pioneering balanced news aggregation and media bias analysis

2 — Innovative AI and crowd-sourced technology for unbiased information

| 3 | Empowering critical thinking across all 50 states through media literacy |

| 4 | Recognized as a 2023 Most Fundable Company by Entrepreneur Magazine |

| 5 | Serving a $356MM addressable market within a $77B industry |

| 6 | Operational profitability achieved in 2022 |

| 7 | Patented systems driving over 511k monthly active users |

| 8 | Diverse, experienced leadership team with cross-partisan representation |

Featured Investor



Jared Smith
Invested **$5,000** ⓘ

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"I have been a supporter of AllSides and their work for years. I believe in their mission to promote dialogue and discussion and to bring differing points of view together to better understand our world and each other. As we enter another election season, I feel that nothing is more critical than this for a healthy democracy. The work of AllSides, to strengthen our democratic society and to transform how we process all of the information we curate and consume, is noble and necessary."

Our Team



John Gable CEO, Board of Directors Chair

30+ years creating and managing tech solutions and founding companies | MBA | Netscape, Microsoft, Kavi (sold), Check Point Software



Scott McDonald CTO, Board of Directors

20+ years IT, development, technology software | Check Point Software, BitTorrent, Thump Radio



Joan Blades Board of Directors

35+ years as a serial entrepreneur, nonprofit manager and mediator | JD | Co-founder LivingRoomConversations.org, MomsRising.org, MoveOn.org & Berkeley Systems



Alice Sheehan COO / CFO

15+ years lean operations, finance, schools | GE Aviation (now Aerospace), KIPP Public Schools

Invest in Truth, Balance, and the Future of Democracy



Don't be fooled by media bias and misinformation.

The Election Is Over, Now What?

In a time when Americans are seeking clarity through the noise of partisan media, AllSides stands as a guide to diverse perspectives. We're not just another AI tech startup – we're a mission-driven force helping people understand complex issues from multiple viewpoints.

The aftermath of elections often leaves communities more divided than ever, with conflicting narratives competing for attention. This is exactly why AllSides was created. As misinformation continues to spread and trust in traditional media declines, the need for transparent, multi-perspective news has never been more critical.

We're committed to bridging divides by showing you all sides of the story – not telling you what to think, but empowering you with the full picture to think for yourself. This approach is more vital than ever as we navigate through challenging conversations about our shared future.


What do Americans want from their news?
76%
want balanced, unbiased news
9%
don't see much bias
Balance. But they aren't getting it.

- The credibility crisis is at a tipping point
- Misinformation is threatening democracy
- People are desperate for trustworthy news sources

- People are desperate for trustworthy news sources

Our Moonshot

To become the go-to platform for balanced information, revolutionizing how people consume news and make educated decisions.

The AllSides Edge


Balanced News from the Left, Center and Right
HEADLINE ROUNDUP • September 13th, 2023
Biden Impeachment: Political Theater or Legitimate Misconduct Probe?
From the Right
Democrats Should Not Be So Confident the Biden Impeachment Inquiry Will Be a Bust
Noah Rothman
See rating details
From the Center
Why Do Republicans Want to Impeach Joe Biden? Here's What Happened
Newsweek
See rating details
From the Left
Kevin McCarthy Is a Hostage
The Atlantic
See rating details

- Proven Traction: Over 511k monthly active users – people are hungry for what we offer
- Innovative Tech: Our patented AI and crowd-sourced ratings cut through bias
- Diverse Market: From newsrooms to classrooms, we're everywhere truth matters
- Stellar Team: Led by tech veterans and thought leaders from across the political spectrum

Be a Champion of Change

Your investment isn't just about returns – it's about impact. Help us:

- Empower millions to break free from information bubbles

- Equip the next generation with critical media literacy skills

- Foster dialogue across divides and strengthen democracy

The Numbers Speak Volumes

- $356 Million Serviceable Obtainable Market

- $77 Billion Total Addressable Market

- Achieved profitability in 2022 and growing fast

Don't Just Take Our Word For It

- Named 2023 Most Fundable Company by Entrepreneur Magazine

- Trusted by 40+ newsrooms nationwide

- Present in schools across all 50 states

Our Solution: Balanced Information for All

- Balanced news aggregation from across the political spectrum

- Patented Media Bias Ratings™ for 2,400+ sources

- AI-enhanced tools like the Bias Checker™ and AllStances™

- Educational platforms fostering critical thinking skills

Why AllSides Matters

- 76% of Americans want balanced news but aren't getting it

- We're a leading US-based balanced news aggregator

- Our multipartisan approach ensures credibility across political divides

- We're addressing a critical need in democracy and education

Market Opportunity and Traction

- $356MM serviceable market within a $77B total addressable market

- Over 511,000 monthly active users

- Servicing 40 newsrooms nationwide

- Present in schools across all 50 states

Innovation and Recognition

- Patented AI and crowd-sourced technology

- Named a 2023 Most Fundable Company by Entrepreneur Magazine

- Balanced Certification™ program for news outlets

- Mismatch™ platform connecting diverse classrooms

Dive Deeper with Our CEO

Watch John Gable's comprehensive 10-minute pitch of AllSides' vision and potential.





Leadership

Our experienced, multipartisan leadership team brings together expertise from:

- Tech giants: Microsoft, Netscape, Check Point Software

- Media and nonprofits: MoveOn, Living Room Conversations

- Education and social impact initiatives

Media Mistrust

The problem is the most obvious in political news, which is why AllSides approached this problem first. Trust in traditional media is at an all-time low, with just 7% of Americans saying they have a great deal of trust in media. Wary of bias and misinformation, people are hungry for alternative and trustworthy methods to get their news.

AllSides is a beacon of credibility in a sea of skepticism, leveraging a multipartisan, transparent approach by providing balanced news, media bias ratings, and diverse perspectives that allow users to form their own opinions.

AllSides Approach to Misinformation,

Bias and Manipulation

Most people think the answer is a choice between two bad, extreme options: a "ministry of truth" or a "free-for-all." A ministry of truth, aka a single trusted source like a government or affiliated media, inevitably fails due to corruption, its own biased blind spots, or just internal decay. A free-for-all where no one controls it sounds like a good alternative, but in practice, the most powerful and wealthy eventually manipulate it for their own purposes, driving us to vote, click or buy in the way they want.

The answer is a balanced system or platform in between these two extremes. By being open, transparent and balanced, we can prevent any one group from taking over, enabling all of us to more fully understand the full picture and decide for ourselves. We can discover "the truth" together.

AI Opportunities and Safety: Navigating the Future of Information

As AI reshapes the information landscape, AllSides is leading the charge for responsible innovation. We're harnessing ethical AI to scale our systems, empowering individuals to better understand the world and each other. Simultaneously, our tools combat the dangers of AI by helping identify and mitigate misleading information from any source.

AllSides' unique technology and vast database of rated content contribute to developing more objective AI systems. We're not just adapting to the AI era; we're actively shaping it by providing tools for critical assessment and supporting the creation of trustworthy AI technologies.

In this new frontier, AllSides remains committed to fostering a more informed, discerning public while promoting the development of unbiased, reliable AI-driven information systems.

How We Do It - Our 3 Pillars of Trust

Here's how our three Pillars of Trust are setting standards via balanced systems and technologies that solve the crisis of credibility:

- **Balanced Analysis:** Our patented and multipartisan review systems allow us to rate the bias of news sources and content, and to identify different perspectives on practically any topic.

- **Balanced Summation:** Our technologies provide multiple perspectives on every story and issue, allowing users to quickly see the broader picture and decide for themselves.

- **Balanced Dialogue:** Our tools enable civil dialogue across differences and facilitate conversations that build community, loyalty, and network effects.

The Wisdom of Experts Balanced with Wisdom of the Crowd

Our patented and multipartisan bias rating system balances the input of experts and ordinary people to drive 2,400 media bias ratings and analysis on every controversial or disputed topic.

By balancing the input of experts and the wisdom of the crowd via expert Editorial Reviews and Blind Bias Surveys of Americans, we foster trust and avoid the blindspots of a top-down approach driven only by elites. Our balanced approach avoids the pitfalls of one-sided partisanship and helps users discern truth from slanted and biased information.

Our Impact Across Diverse Markets

AllSides is uniquely positioned to address the critical issues of media mistrust, information overload, and social division across multiple sectors:

Empowering News Consumers

Our balanced newsfeed, powered by 2,400+ Media Bias Ratings™, serves millions seeking unbiased information

Providing a holistic view of current events, combating one-sided narratives

Transforming Newsrooms

Partnering with 40+ newsrooms nationwide

Offering Media Bias Audits™ and Balance Certification™ to elevate journalistic standards

Developing AI-powered tools like Bias Checker™ for real-time content analysis

Bridging Divided Communities

Facilitating civil discourse through initiatives like Mismatch and AllSides Roundtables™

Partnering with major organizations to foster meaningful conversations across divides

Shaping Future Generations

Present in schools across all 50 states

Equipping educators with Lesson Plans and School Memberships

Mismatch platform connecting diverse classrooms for vital dialogue

Our solutions span from individual consumers to large institutions, including:

News outlets and media companies

Educational institutions (K-12 and universities)

Corporate HR departments

AI safety organizations

Research entities

Government agencies

By investing in AllSides, you're supporting a versatile platform that's making a tangible impact across multiple sectors. We're not just building a product; we're nurturing a more informed, balanced, and connected society.

Use of Funds

The primary purpose of the funds raised will be to accelerate our growth and impact through:

1. Technology Development: Enhancing our core products, services, and apps.

2. Marketing and Outreach: Expanding awareness and user adoption.

3. 2024 Election Strategy: Capitalizing on increased public engagement.

Our goal is to strengthen AllSides'

position as a leading platform for balanced information, innovative technologies, and constructive dialogue, particularly during the 2024 election cycle and beyond.

Join the AllSides Investor Family

We're on a mission to restore the promise of the internet and a healthy democratic society — and people are noticing.

Unlike major news outlets and social media platforms driven by agendas and tribalism, AllSides is credibility-driven and incorporated as a public benefit corporation.

Our multipartisan audience requires balance and credibility, which we deliver consistently, supporting healthier democratic societies and better decision-making.

Join us in restoring the promise of the internet and democracy. Invest in AllSides Technologies Inc. today and be part of the solution to the crisis of credibility.